

May 17, 2017

Gordon Hutchins, Jr.
President
Fusion Telecommunications International, Inc.
420 Lexington Avenue, Suite 1718
New York, NY 10170

> **Re:** **Fusion Telecommunications International, Inc.
> Registration Statement on Form S-1
> Filed May 12, 2017
> File No. 333-217931**

Dear Mr. Hutchins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information Technologies
and Services

cc: Steven I. Weinberger, Esq.